SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
(Full title of the Plan)

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 11.
Total Number of pages is 13.

To the Administrative Committee of the
Torchmark Corporation Restated Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Restated Savings and Investment Plan "(the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
June 19, 2002

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
ASSETS		
Investments, at fair value:		
Torchmark common stock	$69,149,062	$75,854,446
Waddell & Reed class A common stock	20,338,873	5,063,234
Waddell & Reed class B common stock	0	21,861,488
United mutual funds	36,794,357	36,789,267
Short-term investments	2,911,283	3,070,096
	129,193,575	142,638,531
Receivable from participating employers	181,021	200,737
Net assets available for benefits	$129,374,596	$142,839,268

See accompanying notes to financial statements.

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2001	2000
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$926,237	$1,022,959
Dividends on mutual funds	1,226,627	449,204
Interest income - short-term investments	128,522	150,075
	2,281,386	1,622,238
Net appreciation (depreciation) in fair value of investments	(8,051,955)	32,442,800
Contributions:		
Participant contributions	3,985,440	4,264,541
Employer contributions	1,770,547	1,899,657
	5,755,987	6,164,198
Benefit payments to participants:		
Shares withdrawn	3,843,506	3,417,600
Cash settlements	9,606,584	11,244,849
	13,450,090	14,662,449
Net increase (decrease) in net assets	(13,464,672)	25,566,787
Net assets available for benefits:		
Beginning of plan year	142,839,268	117,272,481
End of plan year	$129,374,596	$142,839,268

See accompanying notes to financial statements.

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Torchmark Corporation Restated Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5,1982.

Valuation of securities - The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2001 and 2000 was $39.33 and $38.44, respectively.

The investments in Waddell & Reed common stocks are stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed Class A common stock was $32.20 and $37.63 at December 31, 2001 and 2000, respectively. On April 30, 2001, Waddell & Reed Class B common stock closed at a price of $30.43 per share and was converted to Waddell & Reed Class A common stock on a one-for-one basis. The closing price per share of Waddell & Reed Class B common stock was $37.50 at December 31, 2000.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Fourteen mutual funds are available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximates fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

All mutual funds are managed by Waddell & Reed, Inc., a former subsidiary of Torchmark.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

NOTE A - Summary of Significant Accounting Policies (continued)

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal income taxes - Torchmark received a determination letter dated January 4, 1996 from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee believes the Plan is designed and currently is being operated within the applicable requirements of the IRC. The administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Reclassifications - Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 50% of a participant's contributions (limited to 6% of participant's compensation).

At the end of 2001, the following companies were participating employers in the Plan:

(a) Liberty National Life Insurance Company, "Liberty National", (Birmingham, Alabama)

NOTE B - Description of Plan (continued)

(b) United Investors Life Insurance Company, “United Investors”, (Kansas City, Missouri)

(c) Globe Life and Accident Insurance Company, “Globe”, (Oklahoma City, Oklahoma)

(d) American Life and Accident Insurance Company, “American Life”, a subsidiary of Globe, (Dallas, Texas)

(e) United American Insurance Company, “United American”, (Dallas, Texas)

(f) Torchmark, (Birmingham, Alabama)

Vesting provisions - Participants have a fully-vested and nonforfeitable interest in their own account. The participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Nonforfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit payment provisions - Participants may withdraw all or part of their participant account and the vested portion of their employer account. Such withdrawal may limit the amount of future employee contributions as follows:

(1) If more than 80% of the total basic participant contributions are withdrawn, additional contributions may not be made for six months following the date of withdrawal.

(2) If any portion of employer contributions are withdrawn, additional contributions may not be made for twelve months following the date of withdrawal.

Termination of the Plan - Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other

NOTE B - Description of Plan (continued)

than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The plan had forfeitures of $37,418 and $21,490 for 2001 and 2000.

NOTE C - Investments

The following table presents investments of the Plan's net assets:

	December 31, 2001	December 31, 2000
Mutual Fund Shares:		
United Science & Technology	$ 6,753,345	$ 7,591,534
United Core Investment	6,417,257	8,154,264
United Cash Management	9,460,686	5,642,698
United Vanguard	3,725,040	5,141,609
United Accumulative	2,251,074	2,045,522
United Bond	707,271	312,617
United International Growth	1,129,810	1,256,931
United Continental Income	236,898	168,048
United High Income	1,129,283	867,273
United New Concepts	1,674,363	2,070,559
United Government Securities	924,951	612,311
United Retirement Shares	2,030,769	2,490,418
United Global	62,511	132,942
United Asset Strategy	291,099	302,541
	$36,794,357	$36,789,267
Torchmark Common Stock	$69,149,062	$75,854,446
Waddell & Reed Class A Common Stock	$20,338,873	$ 5,063,234
Waddell & Reed Class B Common Stock	$ 0	$21,861,488
Deposit Fidelity U.S. Treasury Portfolio II Class A	$ 2,911,283	$ 3,070,096

NOTE C – Investments (continued)

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2001	2000
Common stocks	$ (2,310,597)	$ 34,380,799
Mutual funds	(5,741,357)	(1,937,999)
	$ (8,051,954)	$ 32,442,800

NOTE D - Related Party Transactions

Plan participants investing in mutual funds indirectly pay a management fee to Waddell & Reed, Inc. for carrying out transactions in the mutual funds on their behalf. These transactions qualify as party-in-interest transactions.

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark which is the parent of the Plan sponsors. Such purchases and sales, which qualify as party-in-interest transactions are handled by Compass Bank, the Plan trustee, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stocks are deposited in a short-term fund which is an interest-bearing fund. During 2001 and 2000, these funds were deposited in the Deposit Fidelity U.S. Treasury Portfolio II Class A Fund and were administered by Reliance Trust Corporation.

TORCHMARK CORPORATION RESTATED SAVINGS AND INVESTMENT PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2001

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	1,758,176 shares $1 par value common stock	$69,149,062
*	Waddell & Reed Class A	631,642 shares $1 par value common stock	20,338,873
*	Waddell and Reed, Inc.		
	United Group of Mutual Funds	1,119,940 shares United Core Investment Fund	6,417,257
		714,640 shares United Science and Technology Fund	6,753,345
		358,451 shares United Accumulative Fund	2,251,074
		113,163 shares United Bond Fund	707,271
		184,008 shares United International Growth Fund	1,129,810
		35,677 shares United Continental Income Fund	236,898
		151,378 shares United High Income Fund	1,129,283
		470,928 shares United Vanguard Fund	3,725,040
		210,347 shares United New Concepts	1,674,363
		167,564 shares United Government Securities Fund	924,951
		307,692 shares United Retirement Shares	2,030,769
		17,809 shares United Global Fund	62,511
		47,488 shares United Asset Strategy Fund	291,099
		9,460,686 shares United Cash Management Fund	9,460,686
			36,794,357
*	Compass Bank	2,911,283 shares Deposit Fidelity U.S. Treasury Portfolio II Class A	2,911,283
			$129,193,575

* Indicates a party-in-interest to the Plan

See independent auditors' report.

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated January 31, 2002 into Form S-8 of the Torchmark Corporation Restated Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23(a) to Form 10-K for the year ended December 31, 2001).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of June 19, 2002, to Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation Restated
Savings and Investment Plan

By: Carr W. Patterson

Carr W. Patterson, Member
Administrative Committee

By: Dennis R. Luft

Dennis R. Luft, Member
Administrative Committee

By: Anthony L. McWhorter

Anthony L. McWhorter, Member
Administrative Committee

Date: June 27, 2002

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 2-76378 of Torchmark Corporation on form S-8 of our report dated June 19, 2002, appearing in this Annual Report on Form 11-K of Torchmark Corporation Restated Savings and Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Dallas, Texas
June 28, 2002